February 27, 2019

Zheng Wang
Chief Executive Officer
Molecular Data Inc.
5/F, Building 12, 1001 North Qinzhou Road, Xuhui District
Shanghai 201109
People's Republic of China

       Re: Molecular Data Inc.
           Draft Registration Statement on Form F-1
           Submitted January 31, 2019
           CIK No. 0001758736

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed January 31, 2019

Cover Page

1.     Please disclose your "controlled company" status.
Prospectus Summary, page 1

2. Please provide the date of the Frost & Sullivan Report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.
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FirstName Data Inc.
Molecular LastNameZheng Wang
Comapany NameMolecular Data Inc.
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Risk Factors
The proper functioning of our IT systems and technology infrastructure is essential to our business, page 14

3. Please clarify whether the impact of your technical system interruptions over the past three years was material to you.
Corporate History and Structure
Restructuring, page 70

4. We note from your disclosures that you will be liable to pay consideration, the amount of which is yet to be determined, to MOLBASE group for assets and liabilities that it incurred for the development of your business. We further note that this liability will be presented as an amount due to MOLBASE Inc. in your consolidated balance sheets after the Restructuring is completed. Please explain how the liability will be calculated and the payment terms and conditions. Please tell us whether you plan to use a portion of the offering proceeds to pay the liability. Explain to us your consideration of providing pro forma financial information. We refer you to Article 11 of Regulation S-X. To the extent there are material agreements related to the restructuring, please file such agreements as exhibits.
Selected Consolidated Financial and Operating Data, page 74

5. You state on page 6 that GMV is gross merchandise volume, which is the total value of all transaction orders of chemicals completed on your Online Platform during the specified period. Please revise your disclosures to further clarify how you use GMV to manage your business under both the direct sales model and the marketplace model. Your disclosures should explain the correlation between GMV and commission fees charged to the buyers and sellers under the marketplace model. Revise your disclosures to describe in greater detail how GMV is defined and calculated under both the direct sales model and the marketplace model. Explain your inclusion or exclusion of discounts, returns, and delivery fees in your calculation of GMV.
6. You state on pages 106 and 116 that the majority of your GMV is attributable to the marketplace model rather than the direct sales model for each period presented. Please tell us your consideration of separately presenting the amount of GMV and the related revenues attributable to the market place model and direct sales model in this section of the prospectus. Prominent disclosure of this information appears to be important to understanding your business and operating results. Explain your consideration of disclosing the average commission fee from the provision of matching services through the marketplace model for each period presented. In addition, provide a qualitative discussion and analyses of the changes in your operating data including GMV under your direct sales and marketplace models for each period presented.
7. You disclose that the total number of registered users, the total number of customers and
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Molecular LastNameZheng Wang
Comapany NameMolecular Data Inc.
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         the total number of suppliers are calculated on a cumulative basis since your inception.
         We further note from your disclosures on page 77 that you must maintain a large and active customer and supplier base that conduct chemicals transactions on your Online
         Platform and use your comprehensive value-added services. Indicate whether the cumulative amounts of registered users and suppliers include ones that are inactive. If so, explain why this table is useful without providing the number or percentage of inactive users and suppliers. Please tell us whether there are any other key metrics that you use to manage your business. In addition, tell us your consideration of disclosing the total number of registered users, the total number of customers and the total number of suppliers by direct sales and marketplace models. We refer you to
Section III.B of SEC
         Release 33-8350.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 83

8. On page 115, you state that your ability to attract new customers and retain existing users in your ecosystem has contributed significantly to your growth. Please tell us whether you monitor your retention rate, the number of new customers, and the number of existing users from period to period. To the extent material, please provide a qualitative and quantitative discussion of the changes to these metric and their impact on your revenues, and tell us your consideration for quantifying the increase in revenues attributable to new and existing customers for each period presented. We refer you to Part I, Item 5.A of
         Form 20-F and Section III.D of SEC Interpretive Release 33-6835.
9. You state that your net revenues increase was primarily due to the significant increase in your GMV for your chemical trading under the direct sales model. Help us to understand why you refer to GMV to explain for your revenue increase when the direct sales model revenue comprises almost all of your GMV under this model.
Gross profit and gross margin, page 84

10. Please expand to discuss how your strategy to gain market share and strengthen your market position affected gross margin.
Liquidity and Capital Resources, page 86

11. Please revise to provide a narrative explanation of any trends and uncertainties in your financial results and liquidity so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. In this respect, we note that you have incurred operating losses and negative net cash flows used in operating activities for each period presented. Please clearly address these circumstances and describe the steps you believe are necessary in order for the trend in operating losses and negative cash flows to be rectified. Your revised disclosures should clearly address the uncertainties associated with achieving operating income and positive cash flow from operations. We refer you to Part I, Item 5.D of Form 20-F and Section IV. of SEC Interpretive Release
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Comapany NameMolecular Data Inc.
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         33-8350.

Contractual Obligations and Commitments, page 88

12. Please tell us your consideration of including the amounts due to MOLBASE (Shanghai)
         Biotechnology Co., Ltd. in your contractual obligations table. In addition, tell us your consideration of providing disclosures in this section to explain that you will be liable to pay consideration, the amount of which is yet to be determined, to MOLBASE group for assets and liabilities that it incurred for the development of your business. We refer you to
         Part I, Item 5.F of Form 20-F.
Business
Insurance, page 122

13. Please clarify whether your insurance covers the chemicals while they are in the company's custody at the warehouse.
Description of American Depositary Shares
Limitations on Obligations and Liability to ADS Holders, page 173

14. We note that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company's shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address any questions as to enforceability. Finally, please revise the disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the company's or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well.
Taxation, page 179

15.      We note that you intend to file the opinion of Maples and Calder (Hong
Kong) LLP
         regarding certain Cayman Islands tax matters and the opinion of Global Law Office regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.
Consolidated Financial Statements
Note 1. Organization, page F-9

16. We note that you are currently undertaking a Restructuring in order to operate your Online
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FirstName Data Inc.
Molecular LastNameZheng Wang
Comapany NameMolecular Data Inc.
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         Platform as a standalone business. Please tell us how you considered the guidance and disclosure requirements in SAB Topic 1.B.1.
Note 2. Summary of Significant Accounting Policies
(o) Revenue Recognition, page F-18

17. You disclose that under the chemical direct sales model you are the principal as you control the chemical products with the ability to direct the use of, and obtain substantially all the remaining benefits from the chemical products before they are sold to your customers. Please provide a detailed analysis of the factors you considered outlined in
         ASC 606-10-25-25 to demonstrate that you have control of the goods. In addition, describe how you assessed each of the indicators in ASC 606-10-55-39 to support your conclusion.
(q) Shipping and Other Handling Costs, page F-19

18. We note from your disclosures on page 111 that for the delivery services, you arrange third-party delivery service providers to deliver products sold on your MOLBASE Online
         Mall under the direct sales model. Please explain how you account for these delivery services in your consolidated financial statements.
Note 4. Accounts Receivable, net, page F-25

19. We note that your allowance for doubtful accounts increased as a percentage of gross accounts receivable from 28% to 35% as of the year ended December 31, 2017 and the nine months ended September 30, 2018 while there was a decrease in the gross accounts receivable balance. Please explain the facts and circumstances in greater detail that led to the increase in your allowance for doubtful accounts for each period presented. That is, explain why the allowance increased while no write-offs were recorded during the year ended December 31, 2017 and the nine months ended September 30, 2018. As part of your response, provide us with an aging schedule of your accounts receivable at each balance sheet date.
Note 6. Prepayments and other current assets, page F-26

20. Please describe in greater detail the nature of the prepayments to suppliers for each period presented. Explain why you present prepayments to suppliers, net of allowance for doubtful accounts for each period presented.
Note 13. Related Party Transactions, page F-32

21.      We note from your disclosures that the amounts due to MOLBASE
(Shanghai)
         Biotechnology Co., Ltd. represented the balances related to the e-commerce chemical transactions before the Reorganization. Please explain in greater detail the nature of these related party transactions. In addition, describe the terms and conditions associated with
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Molecular Data Inc.
February 27, 2019
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         the joint guarantee you entered into during 2019 for certain amounts payable by Shanghai
         Biotech to a bank, which is contingent on this offering.
Note 14. Share Capital, page F-33

22. We note from your disclosures beginning on page 149 that as part of the Restructuring, you have adopted a share incentive plan, which you refer to as the 2018 Share Plan. We further note that as of the date of this prospectus, awards to purchase 41,108,821 ordinary shares have been granted and are outstanding, excluding options that were forfeited or canceled after the relevant grant dates. Please disclose your accounting for the options issued in connection with the Restructuring and how this accounting complies with the guidance in ASC 718-20-35-3 and 6. In addition, describe how your disclosures comply with the requirements in ASC 718-10-50.
General

23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special
Counsel, at 202-551-3673 or Barbara Jacobs, Assistant Director, at 202-551-3735 with any other questions.



                                                               Sincerely,
FirstName LastNameZheng Wang
                                                               Division of
Corporation Finance
Comapany NameMolecular Data Inc.
                                                               Office of
Information Technologies
February 27, 2019 Page 6                                       and Services
FirstName LastName